EXHIBIT 12.1

ENSCO INTERNATIONAL INCORPORATED AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	September 30, 2008	September 30, 2007	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income tax	$1,058.3	$914.9	$1,215.5	$983.4	$361.0	$119.8	$134.8
Fixed charges	21.2	30.2	38.7	41.8	43.5	46.7	43.1
Amortization of capitalized interest	1.8	1.8	2.3	2.0	1.7	1.5	1.3

Less:
Interest capitalized	(16.3)	(23.5)	(30.4)	(18.9)	(8.9)	(3.9)	(2.0)

Total	$1,065.0	$923.4	$1,226.1	$1,008.3	$397.2	$164.0	$177.3

Fixed Charges:
Interest expensed	$—	$1.9	$1.9	$16.5	$28.8	$36.6	$36.7
Interest capitalized	16.3	23.5	30.4	18.9	8.9	3.9	2.0
Amortization of capitalized debt issuance costs and other debt related costs	1.5	1.8	2.4	2.6	2.8	3.2	2.7
Estimated interest within rental expense	3.4	3.0	4.0	3.8	3.0	3.0	1.7

Total	$21.2	$30.2	$38.7	$41.8	$43.5	$46.7	$43.1

Ratio of Earnings to Fixed Charges	50.2	30.6	31.7	24.1	9.1	3.5	4.1